Exhibit 99.19

NEWS RELEASE

ALLIED GOLD ANNOUNCES LONG-TERM POWER PURCHASE AGREEMENT FOR KURMUK GOLD PROJECT

TORONTO, ON – August 19, 2024 ─ Allied Gold Corporation (TSX: AAUC) ("Allied" or the "Company") is pleased to announce that Kurmuk Gold Mine PLC ("KGM"), its subsidiary that owns the Kurmuk Gold Project in Ethiopia, has entered into a definitive Power Purchase Agreement ("PPA") with Ethiopian Electric Power ("EEP") to secure a reliable, competitive, and sustainable energy supply for the Kurmuk Gold Project throughout the life of the mine. This is an important milestone in the project's development, as a steady supply of hydroelectric power is one of the factors that ensures the Kurmuk Gold Project remains one of the lowest all-in sustaining cost (“AISC”)(1) projects in the world. Ethiopia is a low-cost power producer, generating power almost entirely through hydroelectric sources, making it one of the most durable and cleanest power supplies globally. The Kurmuk Gold Project is currently under development and is expected to begin operations in the second quarter of 2026 (more information on the project is provided below).

Key Terms of the Agreement:

•	Term: The PPA will be in effect for a period of twenty years and may be extended by mutual agreement.
•	Energy Charge: The agreement secures a flat energy charge of US$0.04 per kWh, applicable from the supply commencement date and remaining fixed for the entire term, providing cost certainty for the project.
•	Renewable Energy Source: The Kurmuk Gold Mine will benefit from Ethiopia's predominantly renewable energy sources, aligning with the Company’s commitment to sustainable mining practices.
•	Transmission Line Construction: Electrical grid power will be supplied to the operation via a 75-kilometer, 132 kV power line, with substations at Asosa, a major city in the country near the project, and at the project site. The government will provide the grid connection, which will increase their equity stake in KGM from 5 percent to 7 percent, as defined in the Kurmuk Development Agreement. On-site power will be distributed via a network of 11 kV power lines.

Securing the terms of the PPA marks a key milestone in advancing the Kurmuk Gold Project, cementing its path to becoming a low-cost producing mine for the Company. This agreement not only ensures the project's financial viability by locking in low energy costs but also reinforces Allied's strategic focus on leveraging sustainable energy solutions, positioning the Kurmuk Gold Project as a model for responsible mining in the region.

About the Kurmuk Project

The Kurmuk Gold Project, located in western Ethiopia, represents a key development for Allied and the region. The project implementation team, known for its strong African project delivery capabilities, has made significant progress since the fourth quarter of 2023, focusing on early works and execution planning. To date, the team has completed execution planning and preparation activities, including mobilizing the EPCM contractor to the site, advancing detailed engineering, and formalizing the procurement plan.

Key milestones achieved include the mobilization of essential logistics, the construction of the starter camp, and the successful completion of a temporary water dam by a local earthworks contractor under the supervision of DRA. The dam was completed on schedule and is now full. Additionally, the construction of the main 1,600-person camp is well underway, with earthworks, civil works, and module deliveries progressing as planned.

Operational readiness remains a priority, with ongoing recruitment for key positions, including the General Manager. The Company is also in the final stages of awarding the mining contract, focusing on advancing earthworks and preparing for the early mobilization of equipment. This preparation includes developing customs, importation, and logistics systems to ensure seamless operations once mining begins.

The Kurmuk Gold Mine, once developed, is expected to produce over 240,000 ounces of gold per year, with production in the first five years exceeding 290,000 ounces annually. AISC is anticipated to be below $950 per ounce(1). Recent exploration results, particularly at Tsenge and extensions of Dish Mountain—one of two initial open pits planned for the project (which is designed as a series of open pits with a common plant)—are contributing to the Company’s goal of achieving a minimum of five million ounces of gold in mineral inventories at the project. These successes align with the Company’s strategy to enhance Kurmuk’s existing Mineral Reserves and Mineral Resources, aiming to extend the mine life to approximately twenty years (as part of Allied’s drive to establish generational mines) and increase annual gold production to more than 250,000 ounces at an AISC of less than $950 per ounce(1).

The total development capital required for the project is expected to be funded through available cash, cash flows from operations, and a combination of stream and gold pre-pay financing, which is in advanced stages of discussion. The payback period for the project is expected to be less than three years after the start of operations.

The first gold pour is expected in the second quarter of 2026, and the Company has provided a long-term outlook with a production expectation of 175,000 ounces in 2026, which will be a partial year of production.

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold is progressing through exploration, construction and operational enhancements to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Performance and Compliance). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

END NOTES

(1)	This is a non-GAAP financial performance measure. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains "forward-looking information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company's strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to information concerning the Stream Transaction, conditions precedent and the closing thereof, expectations to be fully financed, expected production, exploration, development and expansion plans discussed herein being met. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company's dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company's operations are subject; the Company's ability to maintain or increase present level of gold production; the Company’s ability to execute on its expansion and optimization plans; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; the Company’s success in executing non-dilutive financing alternatives; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company's ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company's future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company's operations; reliance on the Company's existing infrastructure and supply chains at the Company's operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company's operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company's compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company's ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); risks related to the Company's investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company's results of operations and market price of common shares; risks associated with financial projections; force majeure events; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company's dependence on key management personnel and executives; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and the Company's plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING NON-GAAP MEASURES

The Company has included certain non-GAAP financial performance measures in this press release, which supplement its Consolidated Financial Statements that are presented in accordance with IFRS, including the following:

•    AISC per gold ounce sold

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management's determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a company's ability to generate operating earnings and cash flows from its mining operations.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council ("WGC"), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company's cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company's development projects as well as certain expenditures at the Company's operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company's operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales, excluding DA. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.